KPMG LLP
Chartered Accountants	PricewaterhouseCoopers LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court	Suite 3000 PO Box 82
Toronto Ontario Canada M5L 1B2	Royal Trust Tower TD Centre
Telephone (416) 777-8500	Toronto Ontario Canada M5K 1G8
Telefax (416) 777-8818	Telephone (416) 863-1133
http://www.kpmg.ca	Fax (416) 365-8215
http://www.pwcglobal.com/ca

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report on Form 40-F of (i) our report dated November 25, 2003, that appears in the 2003 Annual Report, with respect to the consolidated balance sheets of Bank of Montreal as at October 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flow for each of the years in the three-year period ended October 31, 2003; and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated November 25, 2003, that appears in the 2003 Annual Report on Form 40-F.

Chartered Accountants	Chartered Accountants

Toronto, Canada
November 25, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity. KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.